DGAP-Ad-hoc: AIXTRON SE / Key word(s): Offer/Mergers & Acquisitions
AIXTRON SE:

08.12.2016 / 14:03
Disclosure of an inside information according to Article 17 MAR.
The issuer is solely responsible for the content of this announcement.

AIXTRON SE: Lapse of Takeover Offer by Grand Chip Investment GmbH

Herzogenrath, Germany, December 8, 2016 - AIXTRON SE (FSE: AIXA, AIXC; NASDAQ: AIXG), one of the world's leading providers of deposition equipment to the semiconductor industry, announced today that Grand Chip Investment GmbH (GCI) declared today that the voluntary public takeover offer for the acquisition of all shares, including all shares represented by ADSs, of AIXTRON SE (AIXTRON) by GCI published on July 29, 2016 has lapsed due to the non-fulfillment of an offer condition.

According to the announcement of GCI, the offer condition of the clearance of the transaction by the Committee on Foreign Investment in the United States (CFIUS) or the U.S. President laid out in Section 4.2.2 (ii) of the offer document has not been fulfilled as a consequence of the order of the President of the United States dated December 2, 2016 prohibiting the acquisition of the U.S. business of AIXTRON by the Chinese bidder.

Hence, the public takeover process initiated by GCI has come to end in a way that it cannot be consummated any more.

The announcement of GCI can be downloaded from the website of the German Federal Gazette, Bundesanzeiger (www.bundesanzeiger.de).

Contact:

Guido Pickert
Investor Relations & Corporate Communications T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

For further information on AIXTRON (FSE: AIXA/AIXC, ISIN DE000A0WMPJ6/ DE000A2BPYT0; NASDAQ: AIXG, ISIN US0096061041) please consult our website at http://www.aixtron.com.

Additional information

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The takeover offer for the outstanding ordinary shares (including ordinary shares represented by American depositary shares) of AIXTRON SE commenced on 29 July 2016. The terms and conditions of the takeover offer have been published in, and the solicitation and offer to purchase ordinary shares (including ordinary shares represented by American depositary shares) are made only pursuant to, the offer document and related offer materials prepared by Grand Chip Investment GmbH and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, "BaFin"). AIXTRON SE has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer on 11 August 2016; in addition, AIXTRON SE's Management Board and Supervisory Board has published a statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG). The now amended takeover offer as well as its English translation is available on the internet at www.grandchip-aixtron.com.

Acceptance of the takeover offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements. With respect to the acceptance of the takeover offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

The so called Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials) and the Solicitation/Recommendation Statement, as they may be amended from time to time, as well as the Management and Supervisory Board's statement pursuant to Sec. 27 WpÜG (as amended from time to time), contain important information that should be read carefully before any decision is made with respect to the takeover offer because they, and not this document, govern the terms and conditions of the takeover offer. Those materials and other documents filed by Grand Chip Investment GmbH or AIXTRON SE with the SEC are available at no charge on the SEC's web site at www.sec.gov. In addition, Grand Chip Investment GmbH's Tender Offer Statement and other documents it has filed with the SEC will be available at www.grandchipaixtron. com.

08.12.2016 The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate
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Language:	English
Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany
Phone:	+49 (2407) 9030-0
Fax:	+49 (2407) 9030-40
E-mail:	invest@aixtron.com
Internet:	www.aixtron.com
ISIN:	DE000A0WMPJ6, US0096061041, DE000A2BPYT0
WKN:	A0WMPJ, A0D82P, A2BPYT
Indices:	TecDAX
Listed:	Regulated Market in Frankfurt (Prime Standard); Regulated Unofficial Market in Berlin, Dusseldorf, Munich, Stuttgart, Tradegate Exchange; Nasdaq

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